Exhibit 20

14111 Scottslawn Road Marysville, OH 43041 p 937-644-0011 www.scotts.com

October 1, 2020

To:    AeroGrow International, Inc.

c/o:    Nigel Bell
Managing Director
Stifel, Nicolaus & Company, Incorporated

This non-binding letter of intent (“LOI”) sets forth the proposed terms for The Scotts Miracle-Gro Company (“Scotts”) to acquire all of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of AeroGrow International, Inc. (“AeroGrow”), other than those shares of Common Stock owned by SMG Growing Media, Inc. (“SMG”), an indirect wholly-owned subsidiary of Scotts, on the terms and subject to the conditions set forth below (the “Transaction”). As of the date of this LOI, SMG beneficially owns approximately 80.5% of the 34,328,036 outstanding shares of Common Stock. The following paragraphs set forth the terms upon which we propose to base the Transaction:

1.    Transaction Structure. The Transaction would be structured as a merger of a wholly-owned acquisition subsidiary of Scotts with and into AeroGrow, with AeroGrow being the surviving entity and a wholly-owned subsidiary of Scotts following the consummation of the Transaction. Pursuant to the Transaction, AeroGrow’s shareholders (other than SMG) will receive $3.00 per share in cash (“Merger Consideration”). Scotts will not have to finance the payment of the purchase price.

2.    Due Diligence. Following the execution of this LOI by AeroGrow, Scotts would provide to AeroGrow its initial list of requested due diligence materials and promptly commence its formal due diligence review of AeroGrow. AeroGrow would promptly provide Scotts, at reasonable times, access to all relevant due diligence materials requested by Scotts, including access to appropriate personnel. Because of Scotts’ controlling interest in AeroGrow and its familiarity with AeroGrow’s financial and operating matters, Scotts considers this as confirmatory rather than exploratory due diligence.

3.    Definitive Agreements. The Transaction would be contingent upon the negotiation and execution of a mutually satisfactory definitive Agreement and Plan of Merger (the “Merger Agreement”) and associated ancillary agreements (collectively, the “Definitive Documents”). The initial drafts of all Definitive Documents would be prepared by counsel for Scotts. The Merger Agreement would contain terms consistent with the terms set forth in this LOI and such representations, warranties, covenants, conditions and other matters as are normal, customary and appropriate in transactions of the type and size proposed herein and as are otherwise mutually acceptable to Scotts and AeroGrow. The representations and warranties in the Merger Agreement would not survive the consummation of the Transaction, and the Merger Agreement would not provide for an escrow to satisfy potential indemnity claims. The Definitive Documents would be subject to the final approval of the Board of Directors of Scotts and the Board of Directors of AeroGrow. The consummation of the Transaction would be subject to shareholder approval in accordance with Nevada law and the federal securities laws.

4.    Significant Conditions and Approvals. The Transaction would also be subject to customary conditions, including, without limitation: (a) satisfactory completion by Scotts and its advisors of its confirmatory due diligence review of AeroGrow; (b) execution of the Definitive Documents; (c) receipt by the parties of all required and advisable material governmental, regulatory and third-party approvals and consents; (d) expiration of the waiting period under the Hart-Scott-Rodino Act, if applicable; (e) the absence of any material adverse change in the business, assets, liabilities, indebtedness, results of operations, financial condition or prospects of AeroGrow; and (f) the receipt by the Special Committee of the opinion of Stifel, Nicolaus & Company, Incorporated to the effect that the Merger Consideration is fair, from a financial point of view, to AeroGrow’s shareholders (other than SMG). Subject to the foregoing conditions and approvals and the other contingencies set forth herein, Scotts and AeroGrow agree to use commercially reasonable efforts to close the Transaction before December 31, 2020. This LOI will terminate if the Transaction is not closed by March 31, 2021.

October 1, 2020

5.    Costs and Expenses. If the Transaction is consummated, all of the liabilities of AeroGrow before the effective date of the Merger, including costs and expenses related to the Transaction, would, by operation of law, remain the liabilities of the surviving corporation in the Transaction and would not have any effect on the Merger Consideration. All of such costs and expenses, including legal and investment banking fees, must, however, be usual, customary and reasonable. If the Transaction is not consummated, Scotts and AeroGrow will pay their own costs and expenses of the Transaction.

6.    Exclusivity. For a period from the date AeroGrow executes this letter through November 15, 2020 at 5:00pm ET (the “Exclusivity Period”), AeroGrow will not, and will not authorize or permit any officer, director, employee, investment banker, attorney, accountant or other advisor or representative of AeroGrow to, directly or indirectly, solicit, initiate or encourage the submission of any Acquisition Proposal (defined herein). AeroGrow will promptly notify Scotts if it receives an Acquisition Proposal from a third party and provide to Scotts a copy of all written materials received in connection with such Acquisition Proposal. The term “Acquisition Proposal” as used herein means any proposal or offer, whether or not in writing, providing for or relating to (a) a merger, consolidation, tender offer or other business combination involving AeroGrow, (b) any transaction that would result in any third party acquiring or having the right to acquire more than 5% of the outstanding Common Stock, (c) the sale, transfer or licensing of a substantial portion of the business or assets of, AeroGrow, (d) any recapitalization or restructuring of AeroGrow, or (e) any other transaction similar to any of the foregoing with respect to AeroGrow. The Exclusivity Period may be extended only by mutual written agreement of the parties.

7.    Conduct of the Business. AeroGrow will use commercially reasonable efforts to conduct its business affairs in the ordinary course of business consistent with past practices and to preserve intact its business organization and the goodwill of its customers and suppliers. AeroGrow will not enter into any transactions other than in the ordinary course of business.

8.    Binding Effect; Termination. This LOI is only an expression of the mutual intent of the parties concerning some aspects of the Transaction contemplated hereby. This LOI is not intended to and does not create a legally binding obligation on the part of any party with respect to this proposal, except with regard to paragraphs 5 through 10 which shall be legally binding on Scotts and AeroGrow, as applicable. Except for such binding provisions, this LOI and its execution do not constitute a binding agreement of any party to proceed with and consummate the proposed Transaction.

9.    Governing Law. This LOI shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to any choice of law principles that would dictate the application of the laws of another jurisdiction.

10.    Miscellaneous. This LOI is subject to the requirements of the letter agreement, dated as of June 3, 2020 (the “Confidentiality Agreement”), by and between The Scotts Company LLC and AeroGrow, which Confidentiality Agreement remains in full force and effect in accordance with its terms. This LOI and the Confidentiality Agreement contain the entire agreement and understanding among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way. This LOI may be executed in one or more counterparts (including facsimile or other electronically transmitted counterparts), each of which will be deemed to be an original copy of this LOI and all of which, when taken together, will be deemed to constitute one and the same LOI.

We believe that the Transaction as outlined above presents tremendous opportunity for both Scotts and AeroGrow, and are committed to the significant effort required to promptly move the process ahead.

If the foregoing proposal is satisfactory and correctly sets forth our understanding, please indicate so by signing this LOI and returning a fully-executed copy of this LOI to me on or before 5:00pm ET on October 2, 2020. Upon receipt of your signed LOI, we are prepared to promptly commence our confirmatory due diligence review as described above.

October 1, 2020

I look forward to hearing from you soon.

Very truly yours,

THE SCOTTS MIRACLE-GRO COMPANY

By: __/s/ PETER D. SUPRON____________
Name: Peter D. Supron
Title: Chief of Staff

Accepted and agreed to this _2nd__ day of October, 2020.

AEROGROW INTERNATIONAL, INC.

By: _/s/ J. MICHAEL WOLFE__________
Name: Mike Wolfe
Title: CEO